SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                  Sbarro, Inc.
                                ---------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of class of securities)

                                   805844-10-7
                                 ---------------
                                 (CUSIP Number)

                             Richard A. Rubin, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                  212-704-6000
                       -------------------------------------
            (Person Authorized to Receive Notices and Communications)

                                November 24, 1998
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No.   805844 10 7              13D                    Page 2  of 14 Pages


    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Mario Sbarro

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS
             SC,OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                           [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                1,828,063
      OWNED BY
        EACH              8     SHARED VOTING POWER
      REPORTING
       PERSON                   2,504,074
        WITH              9     SOLE DISPOSITIVE POWER
---------------------
                                1,828,063
                         10     SHARED DISPOSITIVE POWER

                                2,504,074


    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,332,137 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,705,517 shares)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.8% (may be deemed beneficially own all shares beneficially owned by each member of the group, or 36.4%)

    14   TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   805844 10 7                   13D                Page 3 of  14 Pages


    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Anthony Sbarro

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                  (b)  [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           SC,OO

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                         [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                  1,398,800
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                          0
       PERSON             9     SOLE DISPOSITIVE POWER
        WITH
------------------                  1,398,800

                         10     SHARED DISPOSITIVE POWER

                                          0


   11   AGGREGATE  AMOUNT   BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        1,398,800 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,705,517 shares)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 36.4%)

   14    TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   805844 10 7                 13D                   Page 4 of 14 Pages

    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Joseph Sbarro

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           SC,OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

      NUMBER OF           7     SOLE VOTING POWER
       SHARES                   1,974,580
    BENEFICIALLY
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                    0
       PERSON
        WITH              9     SOLE DISPOSITIVE POWER
---------------------
                                1,974,580

                         10     SHARED DISPOSITIVE POWER

                                   0


    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,580 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,705,517 shares)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.5% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 36.4%)

   14     TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   805844 10 7                13D                    Page 5 of 14 Pages


     1     NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ ]
                                                            (b)  [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           SC,OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

      NUMBER OF          7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                           0
      OWNED BY           8     SHARED VOTING POWER
        EACH
      REPORTING                2,497,884
       PERSON            9     SOLE DISPOSITIVE POWER
        WITH
---------------------                     0
                        10     SHARED DISPOSITIVE POWER

                               2,497,884

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,844 (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 7,705,517 shares)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.2% (may be deemed to beneficially own all shares beneficially owned by each member of the group, 36.4%)

    14    TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 805844 10 7             13D                               Page 6 of 14


                                  INTRODUCTION
                                  ------------

         This Amendment ("Amendment No. 2") is being filed jointly, pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by: (i) Mario Sbarro, individually and as co-trustee of the Trust of Carmela Sbarro, (ii) Anthony Sbarro, (iii) Joseph Sbarro and (iv) Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro (individually, a "Reporting Person" and, collectively, the "Reporting Persons") to amend the Schedule 13D (the "Original Schedule 13D") filed by the Reporting Persons on January 22, 1998 as amended by Amendment No. 1 thereto filed by the Reporting Persons on June 24, 1998. The Original Schedule 13D reported, among other things, that the Reporting Persons had presented to the Board of Directors of Sbarro, Inc. (the "Company") a proposal for the merger of the Company with a company that would be owned by the Reporting Persons, pursuant to which the public shareholders of the Company would receive cash for all shares of Common Stock not owned by the Reporting Persons (the "Original Proposal"). Amendment No. 1 was filed to report, among other things, that negotiations regarding the Original Proposal had been terminated. The Original
Schedule  13D, as amended by  Amendment  No. 1, is referred to as the  "Existing
Schedule 13D".

         All terms used, but not defined, in Amendment No. 2 are as defined in the Existing Schedule 13D.

Item 1 of the Existing Schedule 13D is amended in its entirety to read as follows:

Item 1.  Security and Issuer.

         This statement relates to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Sbarro, Inc., a New York corporation (the "Company"). The Company's principal executive office is at 401 Broadhollow Road, Melville, New York 11747.

Item 2 of the Existing Schedule 13D is amended in its entirety to read as follows:

Item 2.  Identity and Background.

                  (a) This statement is being filed jointly pursuant to Rule 13d-1 (f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by: (i) Mario Sbarro individually and as co-trustee of the Trust of Carmela Sbarro, (ii) Anthony Sbarro, (iii) Joseph Sbarro and (iv) Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro (individually, a "Reporting Person" and, collectively, the "Reporting Persons").

         Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied

CUSIP No. 805844 10 7              13D                              Page 7 of 14

by any other Reporting Person, and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

         The Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 of the Exchange Act.

                  (b) The business address of each of Mario Sbarro, Anthony Sbarro and Joseph Sbarro is 401 Broadhollow Road, Melville, NY 11747. The business address of Franklin Montgomery is 488 Madison Avenue, New York, New York 10022.

                  (c) The principal occupation or employment of the Reporting Persons is as follows: (i) Mario Sbarro is the Chairman of the Board of Directors, Chief Executive Officer, President and a director of the Company;
(ii) Anthony Sbarro is the Vice Chairman of the Board of Directors, Treasurer and a director of the Company; (iii) Joseph Sbarro is Senior Executive Vice President, Secretary and a director of the Company; and (iv) Franklin Montgomery is an attorney.

         The  Company  is a leading  operator  and  franchiser  of  family-style
Italian restaurants. The address of the Company is 401 Broadhollow Road, Melville, NY 11747.

         Franklin Montgomery is an attorney in sole practice. His business address is 488 Madison Avenue, Suite 1100, New York, New York 10022.

                  (d) During the last five years, neither any Reporting Person nor the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither any Reporting Person nor the Company has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Each of the Reporting Persons is a citizen of the United States.

Item 3 of the Existing Schedule 13D is amended in its entirety to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         Each of the Reporting Persons (in the case of Franklin Montgomery, as one of two trustees of the Trust of Carmela Sbarro) has held the shares of Common Stock beneficially owned (excluding unexercised stock options referred to in Item 5 below) by such Reporting Person as reported herein for more than ten years. No funds were involved in the formation of the group by the Reporting Persons. It is anticipated that the source of funds for the transactions proposed by the Reporting

CUSIP No. 805844 10 7               13D                             Page 8 of 14

Persons, as described in Item 4, will be through the use of the Company's cash and marketable securities together with a placement of debt securities. It is also intended that the Company obtain a bank revolving credit facility to fund the Company's ongoing working capital needs.

Item 4 of the Existing Schedule 13D is amended in its entirety to read as follows:

Item 4.  Purpose of Transaction.

         On November 25, 1998, the Reporting Persons presented to the Company's Board of Directors a new proposal (the "Proposal") for the merger of the Company with a company (to be formed) which would be owned by the Reporting Persons, pursuant to which the holders of all outstanding shares of Common Stock not owned by the Reporting Persons (the "Public Shareholders") would receive $27.50 per share in cash for their shares of Common Stock. The Proposal is subject, among other things, to (i) the entering into a definitive merger agreement with respect to the transaction, (ii) approval of the transaction by a special committee of the Board of Directors, the full Board of Directors and the Company's shareholders, (iii) receipt of satisfactory financing for the transaction, (iv) the continued suspension of dividends by the Company and (v) receipt of a fairness opinion from the financial advisor to the special committee of the Board stating that the proposed transaction is fair, from a financial point of view, to the Public Shareholders. The Reporting Persons advised the Company that they have been informed by Bear Stearns & Company, Inc. ("Bear Stearns") that, subject to certain conditions, Bear Stearns was highly confident that financing for the transaction could be obtained. The proposed transactions would, if and when consummated, result in the Company's Common Stock ceasing to be authorized for listing on the New York Stock Exchange, Inc. and becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

         Except therefor, no Reporting Person has any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Company's shares of Common Stock from the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

CUSIP No. 805844 10 7                    13D                        Page 9 of 14

Item 5 of the Existing Schedule 13D is amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all of the shares beneficially owned by each member of the group, or an aggregate of 7,705,517 shares of Common Stock of the Company, representing, based on the 20,528,309 shares of Common Stock which were issued and outstanding on December 1, 1998 and the portion of options to purchase shares of Common Stock held by the Reporting Persons which were then exercisable or become exercisable within 60 days after such date, approximately 36.4% of the total of the outstanding shares of the Issuer's Common Stock and such portion of such options.

         Mario Sbarro may be deemed to be the beneficial owner of 4,332,137 (20.8%) of the issued and outstanding shares of Common Stock.

         Anthony Sbarro is the beneficial owner of 1,398,800 (6.8%) of the issued and outstanding shares of Common Stock.

         Joseph Sbarro is the beneficial owner of 1,974,580 (9.5%) of the issued and outstanding shares of Common Stock.

         Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro, may be deemed to be the beneficial owner of 2,497,884 (12.2%) of the issued and outstanding shares of Common Stock.

                  (b) The following table sets forth information as to shares as to which each Reporting Person individually has sole or shared power to vote or to direct the disposition at December 1, 1998:

CUSIP No. 805844 10 7                 13D                          Page 10 of 14




                                         Shares with              Shares with
                                     Sole Power to Vote         Shared Power to
                                             and                   Vote and          Total
                                     Direct Disposition       Direct Disposition    Shares             %
                                     -------------------      ------------------    ------            --

Mario Sbarro                            1,828,063 (1)           2,504,074 (2)      4,332,137 (1)     20.8
Anthony Sbarro                          1,398,800 (3)            --                1,398,800 (3)      6.8
Joseph Sbarro                           1,974,580 (4)            --                1,974,580 (4)      9.5
Franklin Montgomery, as co-trustee       --                     2,497,884 (5)      2,497,884 (5)     12.2
of the Trust of Carmela Sbarro
--------------------

(1) Includes 303,333 shares which are not outstanding but which are subject to issuance upon exercise of the portion of options held by Mario Sbarro that are presently exercisable or exercisable within 60 days of December 1, 1998.

(2) Includes (i) 5,450 shares of Common Stock held by a charitable foundation supported by Mario Sbarro and his wife, of which Mario Sbarro, his wife and another director of the Company are directors,
         (ii) 2,497,884 shares of Common Stock held by the Trust of Carmela Sbarro, of which Mario Sbarro is one of two trustees and (iii) 740 shares of Common Stock owned by the spouse of Mario Sbarro. The reporting of these shares should not be construed as an admission that Mario Sbarro is, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of these shares.

(3) Includes 165,000 shares of Common Stock which are not outstanding but are subject to issuance upon exercise of the portion of options held by Anthony Sbarro that are presently exercisable or exercisable within 60 days of December 1, 1998.

(4) Includes (i) 166,666 shares of Common Stock which are not outstanding but which are subject to issuance upon exercise of the portion of options held by Joseph Sbarro that are presently exercisable or exercisable within 60 days of December 1, 1998 and (ii) 609,000 shares of Common Stock owned by a family partnership of which Joseph Sbarro is the sole general partner. The reporting of such 609,000 shares should not be construed as an admission that Joseph Sbarro is, for purposes of
         Section 13 of the Exchange Act or otherwise, the beneficial owner of these shares.

(5) Represents shares of Common Stock owned by the Trust of Carmela Sbarro, of which Mr. Montgomery is one of the two trustees.

CUSIP No. 805844 10 7                13D                           Page 11 of 14



                  (c) No Reporting Person has engaged in any transaction in the Company's Common Stock since sixty (60) days prior to the date of the Original
Schedule 13D, except that (i) on December 1, 1998, Mario Sbarro made gifts aggregating 7,400 shares to his children and their spouses and (ii) certain stock options held by Mario, Anthony and Joseph Sbarro under the Company's stock option plans have, as described in Item 6, vested in accordance with their terms.

                  (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Company beneficially owned by the Reporting Persons.

Item 7 of the Existing Schedule 13D is amended in its entirety to read as follows:

Item 7.           Material to be Filed as Exhibits.


      Exhibit                           Description
      -------                           -----------

         1 Joint Filing Agreement dated as of December 2, 1998 among Mario Sbarro, Anthony Sbarro, Joseph Sbarro and Franklin Montgomery.

         2 Proposal dated November 24, 1998 on behalf of the Reporting Persons to the Board of Directors of the Company.

CUSIP No. 805844 10 7                   13D                        Page 12 of 14

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 2, 1998


                                                 /s/ Mario Sbarro
                                     -------------------------------------------
                                                     Mario Sbarro

                                                /s/ Joseph Sbarro
                                     -------------------------------------------
                                                    Joseph Sbarro

                                                /s/ Anthony Sbarro
                                     -------------------------------------------
                                                    Anthony Sbarro

                                               /s/  Franklin Montgomery
                                     -------------------------------------------
                                                    Franklin Montgomery
                                    as co-trustee of the Trust of Carmela Sbarro

                                 EXHIBIT INDEX



     Exhibit                           Description
     -------                           -----------

        1 Joint Filing Agreement dated as of December 2, 1998 among Mario Sbarro, Anthony Sbarro, Joseph Sbarro and Franklin Montgomery.

        2 Proposal dated November 24, 1998 on behalf of the Reporting Persons to the Board of Directors of the Company.